Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS THIRD QUARTER 2013 RESULTS

Toronto, ON – November 7, 2013… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months and nine months ended September 30, 2013. All amounts in this release are in U.S. dollars unless otherwise stated.

Third Quarter 2013 Highlights

•	Commenced a takeover bid to acquire all of the outstanding shares of Rockgate Capital Corp. (“Rockgate”) in exchange for shares of Denison. Denison is offering to exchange each Rockgate common share for 0.192 of a common share of Denison (“Rockgate Transaction”). On October 30, 2013, Denison amended its offer by extending the expiry date to November 18, 2013 and varying certain conditions relating to the granting of stock options and execution of retention agreements. Denison also agreed to reduce the minimum tender condition from 90% to 66 2/3%.

•	Completed a summer exploration campaign involving 23,880 metres of diamond drilling, geophysical surveying and linecutting on nine properties in the Athabasca Basin.

•	Reported several high grade intersections at the Phoenix deposit on the Wheeler River Property, including WR-525, which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Mineralization was intersected over a strike length of 330 metres at the 489 Zone also on the Wheeler River property.

•	Recorded an impairment loss of $35,655,000 to reduce the carrying value of the Company’s Mutanga project, located in Zambia, to its estimated recoverable amount.

Financial Results

The Company recorded a net loss from continuing operations of $45,477,000 ($0.10 per share) and $53,376,000 ($0.12 per share) for the three months and nine months ended September 30, 2013, compared with a net loss from continuing operations of $9,651,000 ($0.03 per share) and $20,866,000 ($0.05 per share) for the three months and nine months ended September 30, 2012. The net loss from continuing operations for the three months and nine months ended September 30, 2013 includes a $35,655,000 impairment loss recorded to reduce the carrying value of the Company’s Mutanga project to its estimated recoverable amount. During the nine months ended September 30, 2012, the Company also recorded a loss of $92,648,000 ($0.25 per share) from discontinued operations.

	Three months ended		Nine months ended
(in thousands, except for per share amounts)	Sept. 30, 2013	Sept. 30, 2012	Sept. 30, 2013	Sept. 30, 2012
Results of Operations:
Total revenues from continuing operations	$2,801	$2,496	$7,994	$8,531
Net income (loss) from continuing operations	(45,477)	(9,651)	(53,376)	(20,866)
Net income (loss) from discontinued operations	—	188	—	(92,648)
Basic and diluted earnings (loss) per share from continuing operations	(0.10)	(0.03)	(0.12)	(0.05)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	(0.25)

(in thousands)	As at Sept. 30, 2013	As at December 31, 2012
Financial Position:
Cash and cash equivalents	$27,867	$38,188
Working capital	26,170	35,298
Investments	1,386	2,843
Property, plant and equipment	289,130	247,888
Total assets	330,249	300,356
Total long-term liabilities	$26,101	$28,630

Revenue

Revenue from Denison Environmental Services (“DES”) for the three months and nine months ended September 30, 2013 was $2,397,000 and $6,750,000 compared to $2,080,000 and $7,245,000 in the same periods in 2012.

Revenue from the management contract with Uranium Participation Corp. (“UPC”) for the three months and nine months ended September 30, 2013 was $404,000 and $1,244,000 compared to $416,000 and $1,286,000 in the same periods in 2012.

Operating Expenses

Commissioning of the McClean Lake mill began in the second quarter of 2013 to prepare for processing of Cigar Lake ore. The Cigar Lake joint venture (“CLJV”) continues to pay nearly all of the expenses under the terms of a toll milling agreement. Denison’s share of operating costs for the three months and nine months ended September 30, 2013 totaled $276,000 and $749,000 compared to $906,000 and $2,165,000 for the three months and nine months ended September 30, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program. The SABRE program costs are funded by the McClean Lake joint venture.

Operating expenses include costs relating to DES amounting to $2,117,000 and $6,156,000 for the three and nine months ended September 30, 2013 compared to $1,992,000 and $7,078,000 for the same periods in 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development on 66 projects in Canada, Zambia, Namibia and Mongolia, comprising an aggregate of 1,145,000 hectares. While the Company has material interests in uranium projects in Asia and Africa, its primary focus (49 projects, 597,000 hectares) remains in the Eastern Athabasca Basin, Canada.

Denison’s Projects in the Athabasca Basin

Exploration expenditures for the three months and nine months ended September 30, 2013 were $4,850,000 and $12,061,000 compared to $3,269,000 and $10,685,000 for the same periods in 2012. The increase in expenditures for the three months and nine months ended September 30, 2013 is primarily due to increased spending on the Canadian properties offset by reduced spending on the Zambian and Mongolian properties.

In Canada, Denison’s share of exploration spending on its properties totaled $4,295,000 and $10,774,000 for the three months and nine months ended September 30, 2013 compared to $1,206,000 and $5,024,000 for the same periods in 2012

At the 60% owned Wheeler River project, a total of 11,070 metres was completed in 23 drill holes during the summer drilling program. At the Phoenix deposit, eight drill holes were completed in the summer program at Zone A to evaluate the potential for extensions of higher grade mineralization beyond the limits of the higher grade domain established for the January 2013 mineral resource estimate. Five of these drill holes encountered higher grade mineralization, with drill hole WR-525 being particularly significant. The results suggest that further efforts to extend higher grade mineralization are warranted. Areas to be targeted include both the western and eastern margins of Phoenix Zone A.

Ten of the 23 summer program drill holes were completed on wide spaced (300 metre) fences at the 489 Zone. Only drill hole WR-518 returned significant mineralization and it extended the strike length of known mineralization at the 489 Zone to 330 metres. However, the alteration system and structural package in the basement continues beyond the area drilled and will be followed up in future drill programs. Additionally, four drill holes were completed in the Phoenix North area and one was completed at the REa area. No significant mineralization was encountered in these drill holes. Faulted graphitic pelitic rocks with significant sandstone alteration and anomalous geochemistry continue to be observed in the Phoenix North area, and drill targets remain there.

The highlights of the program are summarized in the table below:

Wheeler River Summer 2013 Drilling Highlights

Hole-ID	Area	From (m)	To (m)	Length (m)	U3O8 (%)
WR-518	489 Zone	411.0	414.0	3.0	0.4
WR-523	Phoenix Zone A	405.2	406.2	1.0	0.1 eU3O8[1]
and	Phoenix Zone A	412.0	415.0	3.0	0.1
WR-525	Phoenix Zone A	400.5	412.5	12.0	43.8
WR-527	Phoenix Zone A	403.5	405.2	1.7	16.4 eU3O8[1]
WR-528	Phoenix Zone A	403.7	406.8	3.1	13.0 eU3O8[1]
WR-533	Phoenix Zone A	405.0	411.0	6.0	1.8
WR-534	Phoenix Zone A	406.5	412.0	5.5	6.8
WR-535	Phoenix Zone A	400.0	408.5	8.5	7.8
and	Phoenix Zone A	413.0	415.0	2.0	0.6

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

At the 60% owned Waterbury Lake project, linecutting and geophysical (DC-resistivity) surveying was completed along trend northwest of the J-Zone uranium deposit. An initial interpretation suggests that the area has geophysical features that are analogous to the J-Zone and Midwest deposits. A six hole diamond drilling program was completed to follow up on the results. Some significant alteration and structure in both the sandstone and basement was observed in some of the drill holes. Geochemical analyses are still pending.

Diamond drilling programs were also completed on structural/geophysical targets at the Company’s Packrat, South Dufferin, Bachman Lake, Crawford Lake and Moon Lake projects. International Enexco Limited funded the Bachman Lake drilling and, as a result, earned a 20% interest in that property. At the end of the quarter, drilling programs were still underway at Gumboot and Johnston Lake.

In Zambia, exploration expenditures of $461,000 and $796,000 for the three months and nine months ended September 30, 2013 were incurred on the Company’s Mutanga project, compared to $1,754,000 and $2,530,000 for the same periods in 2012. Soil geochemical surveying and radon sampling programs that started at Mutanga in February 2013 have now been completed. Several anomalies are worthy of follow-up programs. A 1,900 line-kilometre helicopter-borne electromagnetic geophysical survey was also completed and successfully mapped key rock types and faults on the property.

In Namibia, minor expenditures were completed by joint venture partner Rio Tinto on the Dome property in preparation for a 2,000 metre, seven hole diamond drilling program which commenced in October 2013.

In Mongolia, exploration expenditures on the Company’s Gurvan Saihan joint venture (“GSJV”) properties totaled $94,000 and $491,000 for the three months and nine months ended September 30, 2013, compared to $309,000 and $3,131,000 for the same periods in 2012. Exploration activities have been reduced in 2013, as the Company focuses on completing the field programs and studies necessary to convert the Company’s exploration licenses to mining licenses. By comparison, the Company completed a 29,600 metre drill program on the Urt Tsav and Ulziit properties in 2012.

The Company has recently started exploring strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

General and Administrative

General and administrative expenses totaled $1,965,000 and $5,917,000 for the three months and nine months ended September 30, 2013 compared with $1,914,000 and $6,744,000 for the same periods in 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The decrease in general and administrative expenditures in the nine months ended September 30, 2013 is largely due to decreases in share-based compensation and personnel costs from the implementation of various staff reduction plans late in 2012 and early 2013.

Impairment – Mineral Properties

In light of the implied valuations associated with recent market transactions involving companies with uranium projects in Africa and in conjunction with regular reviews of the exploration and development plans for the Company’s portfolio of mineral property assets, the Company completed an impairment test on its Mutanga project in Zambia. Since the Mutanga project’s recoverable amount was determined to be lower than its carrying amount, the Company has recognized an impairment loss of $35,655,000 in the three months ended September 30, 2013.

Liquidity & Capital Resources

Cash and cash equivalents were $27,867,000 at September 30, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $10,321,000 was primarily due to cash used in operations of $17,071,000, cash used in investing activities of $6,542,000, and an unfavourable foreign exchange impact of $616,000, offset by cash provided by financing activities of $13,908,000.

Net cash used in operating activities of $17,071,000 in the nine months ended September 30, 2013 is comprised of net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $593,000 in trade and other receivables and a decrease of $641,000 in reclamation obligations.

Net cash used in investing activities of $6,542,000 consists primarily of $4,058,000 spent in connection with the acquisition of a portfolio of assets from Fission Energy Corp. (“Fission”), $1,769,000 spent on property, plant and equipment expenditures, and $715,000 spent in connection with the acquisition of JNR Resources Inc.

Net cash from financing activities totaled $13,908,000, primarily due to the issuance of common shares on a “flow-through” basis, net of issue costs.

The Company has in place a revolving credit facility for up to $15,000,000 (the “Credit Facility”). On June 27, 2013, the Company extended the maturity date of the Credit Facility from June 28, 2013 to January 31, 2014. At September 30, 2013, the Company is in compliance with its facility covenants and there is no debt outstanding under this facility; however, $9,413,000 of the facility was used as collateral for certain letters of credit. As part of the Credit Facility, the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc.

Subsequent Events

On September 19, 2013, Denison formally commenced a takeover bid to acquire all of the outstanding shares of Rockgate in exchange for shares of Denison. Denison is offering to exchange each Rockgate common share for 0.192 of a common share of Denison. Rockgate’s key asset is its Falea project located in Mali, Africa.

On October 30, 2013, Denison amended its offer by extending the expiry date to November 18, 2013 and varying certain conditions relating to the granting of stock options and execution of retention agreements. Denison also agreed to reduce the minimum tender condition from 90% to 66 2/3%.

Using Rockgate’s outstanding shares at September 30, 2013 of 116,897,470 shares, the above share exchange ratio of 0.192 and Denison’s closing share price at September 30, 2013 of $1.08 per share, the offer values Rockgate at approximately $24,240,000 excluding transaction costs incurred by Denison.

Outlook for 2013

The Company’s exploration, development and operation plans for Canada, Zambia and Mongolia are largely complete for the year with the Company on track to finish the year on budget

(in thousands)	Original Budget		Revised Budget		Spend to Sept. 30, 2013(2)
Canada – Mining
Exploration	$9,900	(1)	$12,100	(1)	$10,771
Development/Operations	1,114	(1)	1,914	(1)	1,416
Zambia	3,500		3,100		2,211
Mongolia	1,700		1,400		1,127

Total	$16,214		$18,514		$15,525

[1]	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.0000.
[2]	Represents a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $400,000.

With the addition of several new properties from the Company’s acquisition of Fission, the Company increased its exploration budget for 2013. Based on the revised budget, Denison is expecting to spend $12,100,000 on Canadian exploration during 2013, as compared to the originally announced budget of $9,900,000.

Approximately $3,500,000 (Denison’s share $814,000) is expected to be spent on the Midwest and McClean Underground development stage projects and the SABRE program for 2013. The majority of the expenditures relate to the evaluation of the 2012 SABRE test program, the design of a semi-commercial field program for 2014, and the preliminary evaluation of the use of the SABRE mining method for the Caribou deposit.

Commissioning of the McClean Lake mill began in the second quarter of 2013 in preparation for processing of Cigar Lake ore late in 2013. However, in September 2013, the CLJV announced that ore production at Cigar Lake would be postponed until the first quarter of 2014 with mill processing delayed until the second quarter of 2014. This will result in a decrease in Denison’s share of operating and capital expenditures in 2013, from $1,800,000 as originally budgeted to $1,100,000. Additionally, Denison has reduced its revenue projection for U3O8 sales and toll milling fees from $1,500,000 to $nil.

As a result of various cost control measures implemented during the year, the Company reduced its Zambian program budget from $3,500,000 to $3,100,000 for 2013, and reduced its Mongolian program budget from $1,700,000 to $1,400,000 for 2013.

Additional Information

Denison’s consolidated financial statements for the nine month period ended September 30, 2013 and related Management’s Discussion and Analysis (“MD&A”) are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Qualified Person

The disclosure of a scientific or technical nature regarding Denison’s properties in this release and the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 597,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 77% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the GSJV in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.